FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December, 2010

Commission File Number 001-15266

BANK OF CHILE (Translation of registrant's name into English)
Ahumada 251 Santiago, Chile (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....Ö.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...Ö..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

BANCO DE CHILE

REPORT ON FORM 6-K

Attached is an English translation of a letter filed by Banco de Chile to the Chilean Superintendency of Banks and Financial Institutions, in connection with additional allowances by regulatory changes.

Santiago, December 30, 2010

Mr. Carlos Budnevich Le-Fort
Superintendent of Banks and Financial Institutions

Ref: ESSENTIAL INFORMATION

Mr. Superintendent:

In accordance with Articles 9 and 10 of the Securities Law N° 18,045 and Chapter 18-10 of the Compilations of Regulations of this Superintendency, I hereby inform, as Essential Information, the following in respect to this institution.

In relation to the application of rules of Chapter B-1 of the Compendium of Accounting Regulations regarding Allowances for the Individual Debtors Portfolio, the Superintendency has established, in Circular N.o 3.502, a set of amendments to the methodology applicable until year 2010. The impact of this new regulation increases requirements for allowances in said portfolio. The latter does not reflect a change in the level of risk of the Bank, but the effect of these provisions over the portfolio abovementioned.

Recently, on December 21, this Superintendency established that the higher allowances resulting from the application of Chapter B-1 of said Compendium which shall be fully effective in 2011, must be charged to income results. Likewise, there are no impediments to anticipate, in a transitory manner, additional allowances, charged to income results of 2010.

In accordance to the aforesaid, Banco de Chile has decided to anticipate the estimated impact in CLP$ 21,500,000, charged to the month of December 2010.

Sincerely,

Arturo Tagle Quiroz

CEO

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 30, 2010.

Banco de Chile

/s/ Arturo Tagle Q.

By: Arturo Tagle Q.

       CEO